                                                                       EXHIBIT 5







                Opinion of Janney Montgomery Scott Inc. dated
                November  10, 1998.*

                                                                        ANNEX I
             [LETTERHEAD OF JANNEY MONTGOMERY SCOTT APPEARS HERE]

                                                              November 10, 1998

Board of Directors
Steel of West Virginia, Inc.
17th Street and 2nd Avenue
Huntington, WV 25703

Dear Members of the Board:

  You have requested our opinion with respect to the fairness, from a financial point of view, to the stockholders of Steel of West Virginia, Inc. (the "Company") of the consideration to be received by such stockholders pursuant to the Agreement and Plan Of Merger (the "Agreement") dated November 10, 1998 by and among Roanoke Electric Steel Corporation, SWVA Acquisition, Inc. (together, "Roanoke"), and the Company.

  Under the terms of the Agreement, Roanoke will commence a tender offer to purchase all of the issued and outstanding common stock of the Company for $10.75 per share, in cash (the "Tender Offer"), and after acceptance for payment of all shares tendered and not withdrawn in the Tender Offer, the Company would be merged with and into SWVA Acquisition, Inc. (the "Merger" and, together with the Tender Offer, the "Transaction") and the holders of all issued and outstanding shares of common stock not purchased pursuant to the Tender Offer, other than Roanoke or its affiliates, would be entitled to receive in the Merger $10.75 per share, in cash, or such greater amount as may be paid in the Tender Offer. The terms and conditions of the Merger are more fully set forth in the Agreement.

  In arriving at our opinion, we undertook the following activities:

    1. Analyzed and reviewed the terms and conditions of the Agreement;

    2. Investigated the business, financial condition, results of operations and prospects of the Company;

    3. Investigated the financial terms of certain business combinations that we deemed relevant;

    4. Reviewed selected financial and stock market data for certain other publicly traded companies that we deemed relevant;

    5. Reviewed the recent trading history of the Company's common stock; and

    6. Performed such other financial studies and analyses as we deemed necessary.

  In addition, we held discussions with the management of the Company regarding the Company's business, operating results, financial condition and prospects.

  In connection with our review, we have relied upon the accuracy and completeness of all information provided to us by the Company and its representatives, and we have not attempted to independently verify any such information. We have also relied upon the assessment of the management of the Company regarding the Company's business and prospects, and also assumed that the budgets and financial projections of the Company were reasonably prepared by management on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company. We have not made an independent evaluation or appraisal of the Company's assets and liabilities. Our opinion is necessarily based on financial, market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

  Janney Montgomery Scott Inc. ("Janney") is acting as the financial advisor to the Company in connection with the Transaction and will receive customary fees in connection with, and upon the completion of, the Transaction. In addition, the Company has agreed to indemnify Janney against certain liabilities arising out of the rendering of this opinion. Janney is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations for corporate and other purposes. From time to time, Janney has provided financial advisory services to the Company for customary fees, and Daniel N. Pickens, a First Vice President of Janney, is a member of the Company's Board of Directors.

  It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender their shares in the Tender Offer or as to how such stockholder should vote their shares in the Merger. This opinion may not be used for any other purpose, and may not be quoted or referred to, in whole or in part, without our prior written consent, except that this opinion may be included in its entirety in any filing with the Securities and Exchange Commission in connection with the Transaction.

  Based upon the foregoing, we are of the opinion, as of the date hereof, that the consideration to be paid to the stockholders of the Company pursuant to the Agreement is fair to the stockholders of the Company from a financial point of view.

                                          Very truly yours,

                                          /s/ Janney Montgomery Scott Inc.

                                      I-2